

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2024

Verender Badial
Chief Financial Officer
Zura Bio Limited
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

>   **Re: Zura Bio Limited**
>   **Registration Statement on Form S-3**
>   **Filed September 3, 2024**
>   **File No. 333-281905**

Dear Verender Badial:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Sarah Sellers, Esq.